UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

A special general meeting of shareholders (the “Meeting”) of Evogene Ltd. (“Evogene”) will be held at Evogene’s offices, located at 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Thursday, September 26, 2019 at 11:00 a.m., Israel time.  In connection with the Meeting, Evogene hereby furnishes the following documents:

Exhibit 99.1	Notice of the Meeting.

Exhibit 99.2	Proxy Statement for the Meeting.

Exhibit 99.3	Form of Proxy Card for the Meeting.

The foregoing exhibits are also available at Evogene’s website, at http://www.evogene.com/investor-relations/.

The contents of, and exhibits to, this Form 6-K are hereby incorporated by reference into Evogene’s registration statements on Form S-8 (File No’s. 333-193788, 333-201443 and 333-203856).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2019	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Name: Dorit Kreiner Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Notice of a special general meeting of shareholders of Evogene Ltd. (the “Meeting”) to be held on September 26, 2019.

99.2	Proxy Statement for the Meeting.

99.3	Form of Proxy Card for the Meeting.